September 4, 2024

Chao Gao
Chief Executive Officer
Scage Future
2F, Building 6, No. 6 Fengxin Road
Yuhuatai District, Nanjing City
Jiangsu Province, 210012
People   s Republic of China

Chao Gao
Chief Executive Officer
Scage International Ltd
2F, Building 6, No. 6 Fengxin Road
Yuhuatai District, Nanjing City
Jiangsu Province, 210012
People   s Republic of China

       Re: Scage Future
           Registration Statement on Form F-4
           Filed August 7, 2024
           File No. 333-281332
Dear Chao Gao and Chao Gao:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4 filed on August 7, 2024
General

1. We note your added disclosure on pages xxiii and xxiv. Please revise to disclose, in a tabular format to the extent practicable, the material terms of any agreement, arrangement,
 September 4, 2024
Page 2

       or understanding regarding restrictions on whether and when the sponsor and its affiliates may sell securities of the SPAC. As an example only, we note the Sponsor Support
       Agreement prevents transfers of securities held by the sponsor between the date of the
       Sponsor Support Agreement and the termination of the Sponsor Support Agreement.
       Refer to Item 1603(a)(9) of Regulation S-K.
2. We note your disclosure on page 226 that Sunorange Limited serves as the sole general partner of the sponsor and is controlled by Mr. Kung and Mr. Wong. As applicable, please revise to identify the controlling persons of the sponsor and disclose, as of the most recent practicable date, the persons who have direct and indirect material interests in the sponsor, as well as the nature and amount of their interests. Refer to Item 1603(a)(7) of Regulation
       S-K.
3. Please revise your disclosure to discuss both the benefits and detriments of the de-SPAC transaction and any related financing transactions, including the PIPE investment, on
       Finnovate, the sponsor, Scage International, and unaffiliated security holders of the
       SPAC. The benefits and detriments of the de-SPAC transaction and any related financing transactions must be qualified to the extent practicable. Refer to Item 1605(c) of
       Regulation S-K.
4. Revise to ensure all of the information required by Item 1603(a)(6) of Regulation S-K is disclosed, including, but not limited to, the compensation and/or amount of securities issued or to be issued with respect to the private warrants and a discussion of any circumstances or arrangements under which the sponsor, its affiliates, and promoters, directly or indirectly, could transfer ownership of securities of the SPAC, or that could result in the surrender or cancellation of such securities.
5. We note your disclosure that "[a]ll information contained in this proxy statement/
       prospectus relating to Scage International has been supplied by Scage International, and all such information relating to Finnovate has been supplied by Finnovate. Information provided by one another does not constitute any representation, estimate or projection of the other." Because these statements could be read as disclaimers of your responsibility for the disclosure in your filing, please revise to remove any implication that Finnovate or
       Scage International disclaim responsibility for any of the disclosures contained in the registration statement.
Cover Page

6. Please revise the cover page to disclose that you have obtained a fairness opinion in connection with the business combination. Refer to Item 1604(a)(1) of Regulation S-K.
7. Please provide the disclosure required by Item 1604(a)(2) of Regulation S-K. Also, provide similar disclosure in your summary section pursuant to Item 1604(b)(5) of
       Regulation S-K.
8.     Please provide the information required by Item 1604(a)(3) of Regulation
S-K.
9.     Please provide the information required by Item 1604(a)(4) of Regulation
S-K.
 September 4, 2024
Page 3
What vote is required to approve the proposals..., page xxiv

10. Please revise to state whether or not the de-SPAC transaction is structured so that approval of at least a majority of unaffiliated security holders of Finnovate is required.
       Refer to Item 1606(c) of Regulation S-K.
Proxy Statement/ Prospectus Summary, page 1

11. Please revise to include the Dilution Table and related disclosures as required by Item
       1604(c) of Regulation S-K.
12. We note your disclosure on page 11 that "the Finnovate Board considered a range of factors" when making the determination to recommend that Finnovate's shareholders approve the business combination. Please revise the summary section to
       discuss the material factors that the board considered in making such determination. Please also revise the summary section to discuss the fairness opinion that
       was obtained in connection with the business combination. Refer to Item 1604(b)(2) of
       Regulation S-K.
13. We note your disclosure on page xxi regarding the compensation received by the sponsor.
       Please revise the table to include the price paid or to be paid for the securities provided in the table and, outside of the table, discuss the extent to which that compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the SPAC. Refer to Item 1604(b)(4) of Regulation S-K.
Interests of Finnovate's Directors and Officers in the Business Combination, page 11

14. Please describe any actual or potential material conflicts of interest of the sponsor, its affiliates, the SPAC's officers, directors or promoters and the unaffiliated security holders of the SPAC. Please refer to Items 1604(b)(3) and 1603(b) of Regulation S-K.
Description of Negotiations between Finnovate and Scage International, page 97

15. Please revise to expand the discussion of Finnovate's and Scage International's reasons for engaging in the de-SPAC transaction, including whether either entity considered other transactions, such as Scage International conducting a traditional IPO in lieu of a de-
       SPAC transaction, and reasons of the SPAC for the structure and timing of the de-SPAC transaction and any related financing transaction. Refer to Item 1605(b)(3) of Regulation
       S-K.
16. State whether or not a majority of the directors who are not employees of Finnovate have retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the de-SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction. Refer to
Item 1606(d) of
       Regulation S-K.
Updated Projections, page 110

17.    Please provide the disclosure required by Item 1609(c) of Regulation
S-K.
 September 4, 2024
Page 4
Finnovate's Business, page 187

18. We note your disclosure that "[o]ur directors have significant experience with acquisitions, divestitures and corporate strategy and implementation, as well as the public markets...". Please revise, as applicable, to describe the experience of the sponsor, its affiliates, and any promoters in organizing SPACs and the extent to which the sponsor, its affiliates, and the promoters are involved in other SPACs. Refer to Item 1603(a)(3) of
       Regulation S-K.
19. Describe the material roles and responsibilities of the sponsor, its affiliates, and any promoters in directing and managing the SPAC's activities. Refer to Item 1603(a)(4) of
       Regulation S-K.
20. Describe any agreement, arrangement, or understanding between the sponsor and the
       SPAC, its officers, directors, or affiliates with respect to determining whether to proceed with a de-SPAC transaction. Refer to Item 1603(a)(5) of Regulation S-K. U.S. Federal Income Tax Considerations, page 234

21. Please revise to address the tax consequences of the de-SPAC transaction to the target company and their security holders. Refer to Item 1605(b)(6) of Regulation S-K.
Index to Financial Statements, page F-1

22. We note the disclosure as to the reasons why no financial statements of PubCo are included. However, pursuant to SEC Release No. 33-33-11265, which was effective on
       July 1, 2024, Section IV.B.3 and B.15 requires financial statements of the issuers involved in the transaction be audited. To the extent that PubCo has not commenced any operations, please instead include an audited balance sheet as of a most recent date with footnote disclosure as to the reasons why there are no statements of operations, equity, or cash flows being presented. Refer to Item 14(h) of Form F-4. Please also file a currently dated accountant's consent pertaining to the audited financial statements of PubCo.
Exhibits

23. Refer to the Exhibit 23.1 consent of Marcum Asia CPAs LLP regarding the audited financial statements of Scage International Limited. We note the City and State of auditor is Beijing, China, whereas the auditors' report on page F-2 discloses the City and State of auditor as New York, New York. Please reconcile and revise as appropriate.
 September 4, 2024
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Evan Ewing at 202-551-5920 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Ke (Ronnie) Li